Exhibit 16

Consent of Mohammad Taghimohammadi

I hereby consent to the use of my name and the references to the report titled “NI 43-101 Technical Report, Rainy River Mine, Ontario, Canada” with an effective date of December 31, 2024, and the information derived therefrom, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2024 of New Gold Inc. (the “Company”) and (ii) the Registration Statement on Form F-10 on the Company (File No. 333-279369).

Signed this 24th day of February, 2025

Yours truly,

/s/ Mohammad Taghimohammadi
Name:	Mohammad Taghimohammadi
P.Eng.